Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE HOLDERS

Subject:	GROVE COLLABORATIVE HOLDINGS, INC. Offer to Exchange Eligible Options for New Restricted Stock Units

To:	All Eligible Holders

Date:	September 26, 2022
We are pleased to announce that GROVE COLLABORATIVE HOLDINGS, INC. (“Grove,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) today, Monday, September 26, 2022. You are receiving this email because you are currently eligible to participate and exchange certain outstanding stock options for replacement restricted stock units (“RSUs”). The terms of the Exchange Offer are described in detail in the attached Offer to Exchange Eligible Options for New Restricted Stock Units, dated September 26, 2022 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed using the following link:
[URL to Offer Documents]
You will receive a separate email with a statement listing your “Eligible Options,” which include all outstanding stock options granted to you under Grove’s 2016 Equity Incentive Plan with an exercise price equal to or greater than $1.92 per share. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your statement. To participate in the Exchange Offer, you must submit the Election Form available through this link:
[URL to Election Form]
If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you one or more “New RSUs,” as described in the Offer Documents. Your New RSUs will represent a right to receive shares following the vesting of such New RSUs and without the payment of any exercise price as was the case with your Eligible Options. As a result, the terms of your New RSUs, including the vesting schedule and potential tax treatment, will be different than your Eligible Options, and in exchange for your receipt of such New RSUs, all corresponding Eligible Options will be irrevocably cancelled.
The Election Form should be submitted via the link above. All other documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): 2022-tender-offer@grove.co.
Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to the Exchange Account. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which is attached to this email, to the Exchange Account.
The Exchange Offer will expire at 6:00 p.m., Pacific Time, on Friday, October 21, 2022 (the “Expiration Time”). We may extend the Expiration Time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, Grove must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, Grove must receive your Notice of Withdrawal by the Expiration Time.
We cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Grove recommends that you consult your tax and financial advisors to address questions regarding your decision.
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at investors.grove.co/sec-filings/all-sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.
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